Filed Pursuant to Rule 433
Registration No. 333-186425

Introduction to Structured Investments………………………………………………………………………………	2
Opportunistic Investments

Autocallable Securities Based on Shares of the Market Vectors ® Gold Miners ETF…………………………	3
Important Information for the Monthly Offerings……………………………………………………………………	5

Overview of Key Benefits and Risks of Investments………………………………………………………………	6

Additional Considerations……………………………………………………………………………………………	7

For all offerings documented herein (other than the Market-Linked Certificates of Deposit):
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

2	Offerings Brochure | May 2013

Introduction to Structured Investments

Allocating assets between a diversified, multi-asset class Strategic Portfolio and Opportunistic Portfolio can be a strategic way to achieve long-term investment goals and participate in the markets. Structured Investments may be a valuable part of either portfolio.

Structured Investments in a Strategic Portfolio

¡	Can be an important part of thoughtful portfolio construction by providing access to traditional global asset classes, including: fixed income, equities, real estate, commodities, and alternatives	¡	May leverage tactical market insights from Citi’s Office of the CIO and Global Investment Committee
		¡	May help align goals and risk levels

¡	Fits into Citi’s Adaptive Valuation Strategies, providing an innovative methodology for establishing a dynamic strategic asset allocation to potentially achieve long-term goals

Structured Investments in an Opportunistic Portfolio

¡	Can leverage the investment insights of Citi’s 88 trading desks across 160 countries	¡	Extremely flexible. Can be customized to provide exposure to untraditional market views or asset underlyers

¡	May be constructed through direct access to product specialists in Citi’s Institutional Client Group	¡	May be “alpha” driven, designed with the goal of market outperformance

3	Offerings Brochure | May 2013

Autocallable Securities Based on Shares of the Market Vectors® Gold Miners ETF

Indicative Terms*

Issuer:	Citigroup Inc.
Underlying shares:	Shares of the Market Vectors® Gold Miners ETF (the “ETF” or “underlying share issuer”) (NYSE Arca symbol: “GDX”)
Stated principal amount:	$1,000 per security
Pricing date:	May , 2013 (expected to be May 24, 2013)
Issue date:	May , 2013 (three business days after the pricing date)
Maturity date:	November , 2013 (expected to be November 29, 2013)
Valuation dates:	Expected to be June 24, 2013, July 24, 2013, August 26, 2013, September 24, 2013, October 24, 2013 and November 25, 2013 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Automatic early redemption:	If, on any of the first five monthly valuation dates, the closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed on the fifth business day following that valuation date for an amount in cash per security equal to $1,000 plus the premium applicable to that valuation date. If the securities are automatically redeemed following any monthly valuation date, they will cease to be outstanding and you will not be entitled to receive the premium applicable to any later valuation date.

The premium applicable to each valuation date will be determined on the pricing date and will be within the range set forth below.

The premium may be significantly less than the appreciation of the underlying shares from the pricing date to the applicable valuation date.

Premium:	¡ June 24, 2013:	1.1667% to 1.5833% of the stated principal amount
	¡ July 24, 2013:	2.3333% to 3.1667% of the stated principal amount
	¡ August 26, 2013:	3.5000% to 4.7500% of the stated principal amount
	¡ September 24, 2013:	4.6667% to 6.3333% of the stated principal amount
	¡ October 24, 2013:	5.8333% to 7.9167% of the stated principal amount
	¡ November 25, 2013:	7.0000% to 9.5000% of the stated principal amount
Payment at maturity:	If the securities have not previously been redeemed, you will receive at maturity, for each $1,000 stated principal amount security you then hold, an amount in cash equal to:

¡ If the final share price is greater than or equal to the initial share price:
$1,000 + the premium applicable to the final valuation date
¡ If the final share price is less than the initial share price but greater than or equal to the trigger price:
$1,000
¡ If the final share price is less than the trigger price:
$1,000 × the share performance factor

If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than 85% of the stated principal amount. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:	$ (the closing price of the underlying shares on the pricing date)
Final share price:	The closing price of the underlying shares on the final valuation date
Trigger price:	$ , equal to 85.00% of the initial share price
Share performance factor:	The final share price divided by the initial share price
CUSIP:	1730T0TG4
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity.
Selling concession:	0.75%

4	Offerings Brochure | May 2013

Investor Profile

Investor Seeks:	Investor Can Accept:

	¡	A holding period of approximately 6 months
¡ A short-term equity index-linked investment	¡	The possibility of losing a significant part of the principal amount invested if not held to maturity
	¡	The complete description of the risks associated with this investment as outlined in the “Summary Risk Factors” section of the applicable preliminary pricing supplement.

For questions, please call your Private Banker

*The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which has FDIC insurance, subject to applicable limitations. Please refer to the relevant investment’s offering documents and related material(s) for additional information.

5	Offerings Brochure | May 2013

Important Information for the Monthly Offerings

Investment Information

The investments set forth in the previous pages are intended for general indication only of the CitiFirst Investments offerings. The issuer reserves the right to terminate any offering prior to its pricing date or to close ticketing early on any offering.

SEC Registered (Public) Offerings

Each issuer and guarantor, if applicable, has separately filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the SEC registered offerings by that issuer or guarantor, if applicable, to which this communication relates. Before you invest in any of the registered offerings identified in this Offerings Brochure, you should read the prospectus in the applicable registration statement and the other documents the issuer and guarantor, if applicable, have filed with the SEC for more complete information about that issuer, the guarantor, if applicable, and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

For Registered Offerings Issued by: Citigroup Inc.

Issuer’s Registration Statement Number: 333-172562

Issuer’s CIK on the SEC Website: 0000831001

Alternatively, you can request a prospectus and any other documents related to the offerings, either in hard copy or electronic form, by calling toll-free 1-877-858-5407 or by calling your Private Banker.

The SEC registered securities described herein are not bank deposits but are senior, unsecured debt obligations of the issuer. The SEC registered securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality.

Market-Linked Certificates of Deposit

The Market-Linked Deposits (“MLDs”) are not SEC registered offerings and are not required to be so registered. For indicative terms and conditions on any MLD, please contact your Private Banker or call the toll-free number 1-877-858-5407.

6	Offerings Brochure | May 2013

Overview of Key Benefits and Risks of Investments

Benefits

¡

Investors can access investments linked to a variety of underlying assets or indices, such as domestic and foreign indices, exchange-traded funds, commodities, foreign-exchange, interest rates, equities, or a combination thereof.

¡	Structured investments can offer unique risk/return profiles to match investment objectives, such as the amount of principal due at maturity, periodic income, and enhanced returns.

Risks

¡

The risks below are not intended to be an exhaustive list of the risks associated with a particular CitiFirst Structured Investment offering. Before you invest in any CitiFirst Structured Investment you should thoroughly review the particular investment’s offering document(s) and related material(s) for a comprehensive description of the risks and considerations associated with the particular investment.

¡	Potential for Loss

¡ The terms of certain investments provide that the full principal amount is due at maturity, subject to the applicable issuer or guarantor credit risk. However, if an investor sells or redeems such investment prior to maturity, the investor may receive an amount less than his/her original investment.

¡ The terms of certain investments provide that the payment due at maturity could be significantly less than the full principal amount and, for certain investments, could be zero. In these cases, an investor may receive an amount significantly less than his/her original investment and may receive nothing at maturity of the investment.

¡

Appreciation May Be Limited – Depending on the investment, an investor’s appreciation may be limited by a maximum amount payable or by the extent to which the return reflects the performance of the underlying asset or index.

¡

Issuer or Guarantor Credit Risk – All payments on CitiFirst Structured Investments are dependent on the applicable issuer’s or guarantor’s ability to pay all amounts due on these investments including any principal due at maturity and therefore investors are subject to the credit risk of the applicable issuer or guarantor.

¡

Secondary Market – There may be little or no secondary market for a particular investment. If the applicable offering document(s) so specifies, the issuer may apply to list an investment on a securities exchange, but it is not possible to predict whether any investment will meet the listing requirements of that particular exchange, or if listed, whether any secondary market will exist.

¡

Resale Value of a CitiFirst Structured Investment May be Lower than Your Initial Investment – Due to, among other things, the changes in the price of and dividend yield on the underlying asset, interest rates, the earnings performance of the issuer of the underlying asset, the applicable issuer or guarantor of the CitiFirst Structured Investment’s perceived creditworthiness, the investment may trade, if at all, at prices below its initial issue price and an investor could receive substantially less than the amount of his/her original investment upon any resale of the investment.

¡

Volatility of the Underlying Asset or Index – Depending on the investment, the amount you receive at maturity could depend on the price or value of the underlying asset or index during the term of the trade as well as where the price or value of the underlying asset or index is at maturity; thus, the volatility of the underlying asset or index, which is the term used to describe the size and frequency of market fluctuations in the price or value of the underlying asset or index, may result in an investor receiving an amount less than he/she would otherwise receive.

¡

Potential for Lower Comparable Yield – The effective yield on any investment may be less than that which would be payable on a conventional fixed-rate debt security of the same issuer with comparable maturity.

¡

Affiliate Research Reports and Commentary – Affiliates of the particular issuer may publish research reports or otherwise express opinions or provide recommendations from time to time regarding the underlying asset or index which may influence the price or value of the underlying asset or index and, therefore, the value of the investment. Further, any research, opinion or recommendation expressed within such research reports may not be consistent with purchasing, holding or selling the investment.

¡

The United States Federal Income Tax Consequences of Structured Investments are Uncertain – No statutory, judicial or administrative authority directly addresses the characterization of structured investments for U.S. federal income tax purposes. The tax treatment of a structured investment may be very different than that of its underlying asset. As a result, significant aspects of the U.S. federal income tax consequences and treatment of an investment are not certain. The offering document(s) for each structured investment contains tax conclusions and discussions about the expected U.S. federal income tax consequences and treatment of the related structured investment. However, no ruling is being requested from the Internal Revenue Service with respect to any structured investment and no assurance can be given that the Internal Revenue Service will agree with the tax conclusions and treatment expressed within the offering document(s) of a particular structured investment. Citigroup Global Markets Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any structured investment.

¡

Fees and Conflicts – The issuer of a structured investment and its affiliates may play a variety of roles in connection with the investment, including acting as calculation agent and hedging the issuer’s obligations under the investment. In performing these duties, the economic interests of the affiliates of the issuer may be adverse to the interests of the investor.

7	Offerings Brochure | May 2013

Additional Considerations

Please note that the information contained in this brochure is current as of the date indicated and is not intended to be a complete description of the terms, risks and benefits associated with any particular structured investment. Therefore, all of the information set forth herein is qualified in its entirety by the more detailed information provided in the offering documents(s) and related material for the respective structured investment.

The structured investments discussed within this brochure are not suitable for all investors. Prospective investors should evaluate their financial objectives and tolerance for risk prior to investing in any structured investment.

Tax Disclosure

Citigroup Global Markets Inc., its affiliates and employees do not provide tax or legal advice. To the extent that this brochure or any offering document(s) concerns tax matters, it is not intended to be used and cannot be used by a taxpayer for the purpose of avoiding penalties that may be imposed by law. Any such taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase structured investments as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the structured investments or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the structured investments or (B) its acquisition and holding of the structured in is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the structured investments if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a

family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of structured investments by the account, plan or annuity. You should refer to the section “ERISA Matters” in the applicable offering document(s) for more information.

Distribution Limitations and Considerations

This document may not be distributed in any jurisdiction where it is unlawful to do so. The investments described in this document may not be marketed, or sold or be available for offer or sale in any jurisdiction outside of the U.S., unless explicitly stated in the offering document(s) and related materials. In particular:

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to structured investments, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to structured investments which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the structured investments may be circulated or distributed, nor may the structured investments be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased structured investments, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the structured investments under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

8	Offerings Brochure | May 2013

Notes

To discuss investment ideas and strategies, Private Bankers may call our sales team.

Private Investors should call their private banker.

Client service number for Private Bankers in the Americas:

+1 (212) 723-3916

For more information, please go to www.citifirst.com

The Market Vectors® Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, a registered investment company. The Fund seeks investment results that correspond to the price and yield of the Arca Gold Miners Index.

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